

16012570

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 165 Broadway, 4th Floor
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

We, Steven Vigliotti and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplementary schedules pertaining to ITG Inc. and Subsidiaries as of December 31, 2015 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Steven Vigliotti
Chief Financial Officer



Angelo Bulone
Managing Director, Controller



Notary Public

Magally Rosario
Notary Public, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2017

ITG INC. AND SUBSIDIARIES

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition
December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ITG Inc.:

We have audited the accompanying consolidated statement of financial condition of ITG Inc. and Subsidiaries (the Company) (a wholly-owned subsidiary of Investment Technology Group, Inc.) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of ITG Inc. and Subsidiaries as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2016

ITG INC. AND SUBSIDIARIES

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition

December 31, 2015

(In thousands, except share amounts)

Assets

Cash and cash equivalents	$	123,056
Cash restricted or segregated under regulations and other		9,800
Deposits with clearing organizations		23,257
Securities owned, at fair value		3,079
Receivables from brokers, dealers and clearing organizations, net		894,161
Receivables from customers, net		20,829
Intangibles (net of accumulated amortization of $4,754)		7,493
Due from Parent and affiliates		59,773
Deferred taxes		17,951
Other assets		8,786
Total assets	$	1,168,185

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	64,361
Payables to brokers, dealers and clearing organizations		902,161
Payables to customers		6,677
Due to affiliates		357
Securities sold, not yet purchased, at fair value		51
Income taxes payable		831
Total liabilities		974,438
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding		—
Additional paid-in capital		206,819
Accumulated deficit		(13,072)
Total stockholder's equity		193,747
Total liabilities and stockholder's equity	$	1,168,185

See accompanying notes to consolidated statement of financial condition.

ITG INC. AND SUBSIDIARIES

(A wholly-owned subsidiary of Investment Technology Group, Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2015

(Dollars in thousands, unless otherwise stated)

(1) Organization and Basis of Presentation

The Consolidated Statement of Financial Condition of ITG Inc. and Subsidiaries (the "Company") include the accounts of ITG Inc. ("ITG"), a self-clearing broker-dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and its wholly-owned subsidiaries, ITG Capital, Inc. ("ITG Capital"), and POSIT Alert LLC ("POSITalert"). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is a Delaware Corporation that is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent").

The Consolidated Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

The Company is an independent research and execution broker to institutional investors, brokers, money managers and alternative investment funds in the U.S using technology to increase the effectiveness and lower the cost of trading. Additionally, the Company does not carry customer accounts or provide margin financing to its customers.

The Company generates commission and/or commission equivalent revenues on a per-transaction basis for orders executed. Trade orders are delivered to the Company via its front-end software products as well as other vendors' products and direct computer-to-computer links to customers. Orders may be executed through (1) POSIT, ITG's wholly owned and operated alternative trading system, (2) ITG Algorithms and/or (3) ITG Smart Order Router.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Statement of Financial Condition represent the consolidation of the accounts of the Company and its subsidiaries in conformity with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated companies (generally 20 to 50 percent ownership), in which the Company has the ability to exercise significant influence but have neither a controlling interest nor are the primary beneficiary, are accounted for under the equity method. Investments in entities in which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under certain criteria indicated in Accounting Standards Codification ("ASC") 810, *Consolidation*, a partially-owned affiliate would be consolidated when it has less than a 50% ownership if the Company were the primary beneficiary of that entity. At December 31, 2015, the Company had no interests in variable interest entities.

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned and certain payables are carried at market value or estimated fair value.

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations and commissions receivable. Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive, amounts payable to clearing organizations on open transactions, securities loaned and execution cost payables. In addition, the net receivable or payable arising from unsettled trades is reflected in the appropriate category.

Receivables from customers consist of customer fails to deliver, commissions earned and receivables from customers arising from the Company's prepayment of research, net of an allowance for doubtful accounts. Payables to customers primarily consist of customer fails to receive.

Securities owned, at fair value consist of common stock and mutual funds. Marketable securities owned are valued using market quotes from third parties.

Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in amounts generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received. Interest on such transactions is accrued and is included in the Consolidated Statement of Financial Condition in receivables from, and payables to, brokers, dealers and clearing organizations.

The Company engages in securities borrowed and securities loaned transactions as part of its self-clearing process primarily to facilitate customer transactions, including shortened or extended settlement activities and for failed settlements.

The Company also operates a matched book business where securities are borrowed from one party for the express purpose of loaning such securities to another party, generating a net interest spread.

Share-based Compensation

Share-based compensation expense requires measurement of compensation cost for share-based awards at fair

value and recognition of compensation cost over the vesting period, net of estimated forfeitures. For awards with graded vesting schedules that only have service conditions, the Company recognizes compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method. For awards with service conditions as well as performance or market conditions, the Company recognizes compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was substance, multiple awards. The Parent and the Company recognize compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method for time-based awards that have graded vesting schedules.

The fair value of restricted stock unit awards is based on the fair value of the Parent's common stock on the grant date.

Certain restricted stock unit awards granted have both service and market conditions. Awards with market conditions arc valued based on (a) the grant date fair value of the award for equity-based awards or (b) the period-end fair value for liability based awards. Fair value for market condition based awards is determined using a Monte Carlo simulation model to simulate a range of possible future stock prices for the Parent's common stock. Compensation costs for awards with market conditions are recognized for each separately vesting portion of the award over the estimated service period calculated by the Monte Carlo simulation model.

Client Commission Arrangements

Institutional customers are permitted to allocate a portion of their gross commissions to pay for research products and other services provided by third parties and the Company's affiliates. The amounts allocated for those purposes are commonly referred to as client commission arrangements. The cost of independent research and directed brokerage arrangements is accounted for on an accrual basis. At December 31, 2015, the net prepaid research balance was $2,996 (net of allowance of $73) and accrued research payable balance was $23,607, which are included in receivables from customers and receivables from brokers, dealers and clearing organizations, while accrued research payable is classified as accounts payable and accrued expenses in the Consolidated Statement of Financial Condition.

Intangibles

Intangibles with definite lives are amortized over their useful lives. All other intangibles are assessed at least annually for impairment. If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of an intangible asset exceeds its estimated fair value.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is generally based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition, as well as specific appraisal in certain instances. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset as estimated using a cash flow model. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis and current income taxes due to Parent are made pursuant to a tax sharing agreement between the Company and Parent. The Parent also contributes capital to the Company or reduces capital as a result of income tax deductions in excess or a shortfall of the compensation cost recognized on share-based awards exercised during the period presented. These tax benefits/shortfalls have been reflected as capital contributions from Parent while the shortfall is a reduction of additional paid in capital in the Consolidated Statement of Financial Condition.

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities, if any are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance, if any, is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

In accordance with ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Specifically, ASC 740 requires that the determination of whether or not a tax position is more likely than not to be sustained upon examination is based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or period under audit for the jurisdiction is settled.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes assessed by a governmental authority that are directly imposed on a revenue producing transaction between the Company and its customers, including but not limited to sales, use and some excise taxes are presented in the Consolidated Statement of Financial Condition on a net basis (excluded from revenues).

Accounting Standard to be Adopted in Future Period

In April 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-03, *Simplifying the Presentation of Debt Issuance Costs*, which changes the presentation of debt issuance costs in financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. It is effective for annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The new guidance will be applied retrospectively to each prior period presented and will not have a material impact on the Consolidated Statement of Financial Condition.

(Dollars in thousands, unless otherwise stated)

(3) Restructuring Charges

At December 31, 2015, the restructuring liability relates to 2012 and prior and primarily relates to vacated leased facilities which will continue to be paid through 2016.

The following table summarizes the changes in the Company's liability balance related to the restructuring plans which is included in accounts payable and accrued expenses in the Consolidated Statement of Financial Condition:

		Consolidation of leased facilities
Balance at January 1, 2015	$	1,391
Utilized – cash		(409)
Balance at December 31, 2015	$	982

(4) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, *Fair Value Measurements and Disclosures*. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
- Level 3: Fair value measurements using significant inputs that are not readily observable in the market.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve, and

(Dollars in thousands, unless otherwise stated)

other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 assets or liabilities.

Fair value measurements for these items measured on a recurring basis are as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Securities owned, at fair value:				
Corporate stocks	$ 52	$ 52	$ —	$ —
Mutual funds	3,027	3,027	—	—
Total	$ 3,079	$ 3,079	$ —	$ —
Liabilities				
Securities sold, not yet purchased:				
Corporate stocks	$ 51	$ 51	$ —	$ —
Total	$ 51	$ 51	$ —	$ —

Securities owned, at fair value includes corporate stocks and mutual funds, which are exchange traded.

Securities sold, not yet purchased includes corporate stocks, which are exchange traded.

(5) Cash Restricted or Segregated Under Regulations and Other

Cash restricted or segregated under regulations and other represents a special reserve bank account for the exclusive benefit of customers ("Special Reserve Bank Account") maintained by the Company in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Customer Protection Rule"), special reserve bank account for exclusive benefit of customers under the Exemptive Provision in paragraph (k) of Rule 15c3-3 and agreements for proprietary accounts of broker-dealers ("PAB").

(Dollars in thousands, unless otherwise stated)

(6) Securities Owned

The following is a summary of securities owned, at fair value as of December 31, 2015.

Mutual funds	$	3,027
Corporate stocks		52
Total	$	3,079

Securities owned consists of securities positions held by the Company resulting from temporary positions in securities in the normal course of its agency trading business as well as mutual fund positions.

(7) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2015.

		Receivables from		Payables to
Broker-dealers	$	26,422	$	7,537
Clearing organizations		181		6,472
Securities borrowed		866,452		—
Prepaid research		1,278		—
Securities loaned		—		888,152
Allowance for doubtful accounts		(172)		—
Total	$	894,161	$	902,161

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

The Company's securities borrowing and lending is generally done under industry standard agreements ("Master Securities Lending Agreements") that may allow, following an event of default by either party, the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities, as the case may be, by the non-defaulting party. Events of default under the Master Securities Lending Agreements generally include, subject to certain conditions: (i) failure to timely deliver cash or securities as required under the transaction, (ii) a party's insolvency, bankruptcy, or similar proceeding, (iii) breach of representation, and (iv) a material breach of the agreement. The counterparty that receives the securities in these transactions generally has unrestricted access in its use of the securities. For financial statement purposes, the Company does not offset securities borrowed and securities loaned.

(Dollars in thousands, unless otherwise stated)

In accordance with FASB ASU 2013-01, the following table summarizes the transactions under certain Master Securities Lending Agreements that may be eligible for offsetting if an event of default occurred and a right of offset was legally enforceable.

	Gross Amounts of Recognized Assets/ (Liabilities)	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts Presented in the Consolidated Statement of Financial Condition	Collateral Received or Pledged (including Cash)	Net Amount
Deposits paid for securities Borrowed	$ 866,452	$ —	$ 866,452	$ 866,452	$ —
Deposits received for securities loaned	$ (888,152)	$ —	$ (888,152)	$ (868,843)	$ (19,309)

In accordance with ASU Topic 860, *"Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures"*, the gross obligations of deposits received for securities loaned was $472,239 for equity securities and $415,913 for corporate bonds at December 31, 2015. The remaining contractual maturities of these agreements were overnight and continuous.

(8) Receivables from and Payables to Customers

The following is a summary of receivables from and payables to customers as of December 31, 2015.

	Receivables from	Payables to
Customers	$ 19,203	$ 6,677
Prepaid research	1,791	—
Allowance for doubtful accounts	(165)	—
Total	$ 20,829	$ 6,677

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables.

(9) Intangibles

Intangible assets with definite useful lives are subject to amortization and are evaluated for recoverability when events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable in accordance with ASC 360, *Property, Plant, and Equipment.* If such an event or change occurs, the Company estimates cash flows directly associated with the use of the intangible asset to test its recoverability and assess its remaining useful life. The projected cash flows require assumptions related to revenue growth, operating margins and other relevant market, economic and regulatory factors. If the expected undiscounted future cash flows from the use and eventual disposition of a finite lived intangible asset or asset group are not sufficient to

(Dollars in thousands, unless otherwise stated)

recover the carrying value of the asset, the Company then compares the carrying amount to its current fair value. The Company estimates the fair value using market prices for similar assets, if available, or by using a discounted cash flow model. The Company then recognizes an impairment loss for the amount by which the carrying amount exceeds its fair value. While the Company believes the assumptions are reasonable, changes in these assumptions may have a material impact on the Company's financial results.

(10) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2015.

Accrued research payables	$	23,607
Deferred compensation		3,027
Accrued compensation and benefits		16,419
Accrued restructuring charges		982
Other accrued expenses		20,326
Total	$	64,361

(11) Borrowings

The Company's securities clearance and settlement activities are funded with operating cash, securities loaned or with short-term bank loans under a committed credit agreement.

The Company, as borrower, and Parent as guarantor, maintained a $150 million two-year revolving credit agreement (the "Credit Agreement") with a syndicate of banks and JPMorgan Chase Bank, N.A., as Administrative Agent that matured in January 2016 (see Note 18, Subsequent Event). The purpose of this credit line was to provide liquidity for the Company's U.S. brokerage operations to satisfy clearing margin requirements and to finance temporary positions from delivery failures or non standard settlements. Depending on the borrowing base, availability under the Credit Agreement is limited to either (i) a percentage of the clearing deposit required by the National Securities Clearing Corporation, or (ii) a percentage of the market value of temporary positions pledged as collateral. Under the Credit Agreement, interest accrued at a rate equal to (a) a base rate, determined by reference to the federal funds rate plus (b) a margin of 2.50%. Available but unborrowed amounts under the Credit Agreement are subject to an unused commitment fee of 0.50%. Among other restrictions, the terms of the Credit Agreement include (a) negative covenants related to liens, (b) financial covenant requirements for maintaining a consolidated leverage ratio (as defined) and a liquidity ratio (as defined), as well as requirements for maintaining minimum levels of tangible net worth (as defined) and regulatory capital (as defined), and (c) restrictions on investments, dispositions and other restrictions customary for financings of this type.

The events of default under the Credit Agreement included, among others, payment defaults, cross defaults with certain other indebtedness, breaches of covenants, loss of collateral, judgments, and changes in control and bankruptcy events. In the event of non payment, the Credit Agreement requires ITG Inc. to pay incremental interest at the rate of 2.0%. In the event of a default and depending on the nature thereof, the commitments will either automatically terminate and all unpaid amounts immediately become due and payable, or the lenders may in their discretion terminate their commitments and declare due all unpaid amounts outstanding.

At December 31, 2015 there were no amounts outstanding under the Credit Agreement.

(Dollars in thousands, unless otherwise stated)

(12) Income Taxes

For the year ended December 31, 2015, the Company's operations were included in the consolidated federal and combined state and local income tax returns of the Parent.

At December 31, 2015, net taxes payable totaled $5,385 of which $4,554 is a payable to the Parent and is netted in due from Parent and affiliates and $831 relating to tax uncertainties are included in income taxes payable on the Consolidated Statement of Financial Condition at December 31, 2015.

Deferred income taxes are provided for temporary differences in reporting certain items. Temporary differences that give rise to a significant portion of net deferred tax assets are as follows:

Deferred tax assets		
Compensation and benefits	$	7,517
Goodwill		7,184
Accrued rent		3,576
Share-based compensation		2,529
Other		754
Total deferred tax assets		21,560
Deferred tax liabilities		
Intangibles		(1,370)
Depreciation and amortization		(2,239)
Total deferred tax liabilities		(3,609)
Net deferred tax assets	$	17,951

At December 31, 2015, management of the Company believes that it is more likely than not that future reversals of existing taxable temporary differences and anticipated future taxable income will be sufficient to realize the gross deferred tax assets.

Tax Uncertainties

Under ASC 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

A reconciliation of the total amount of unrecognized tax benefits at the beginning and end of 2015 is as follows:

Balance, January 1, 2015	$	625
Additions based on tax positions related to the prior year		2
Reductions due to expiration of statute of limitations		—
Balance, December 31, 2015	$	627

(Dollars in thousands, unless otherwise stated)

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2008. The Internal Revenue Service ("IRS") is currently examining the Parent's U.S. federal income tax returns for 2008 through 2012. Certain state and local returns are also currently under various stages of audit. The Company does not anticipate a significant change to the total unrecognized tax benefit within the next twelve months.

(13) Employee Benefit and Stock Plans

Equity Plan

The Company participates under the Parent's 2007 Omnibus Equity Compensation Plan (the "2007 Plan") that was approved by the Parent's stockholders and became effective on May 8, 2007 (the "Effective Date") and was last amended and restated effective June 11, 2015. In October 2008, Compensation Committee of the Parents' Board of Directors adopted the Equity Deferral Award Program, another subplan under the 2007 Plan. This subplan, last amended and restated on May 19, 2015, is now known as the Variable Compensation Stock Unit Award Program Subplan, and continues to be a subplan under the 2007 Plan (the "VCSUA").

Under the 2007 Plan the Parent is permitted to grant performance-based stock options, in addition to time-based option awards to employees. The Parent did not grant any time-based option or performance-based option awards during 2015.

Under the 2007 Plan, certain employees of the Company were granted 956,461 of restricted stock units and an additional 10,110 were granted as part of Parent's dividend program initiated in April 2015. Generally, and except for awards granted under the VCSUA Subplan, restricted stock unit awards granted since 2007 vest in one of the following manners: (a) cliff vest on the second or third anniversary of the grant date, depending on the terms of the award, so long as the award recipient is employed on such date, (b) serial vest on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90 day average of the Company's common stock price preceding each of the vesting dates is greater than the 90 day average of the Company's common stock price preceding the grant date (market based restricted stock units). Accordingly, not all restricted stock units awarded will vest and be delivered.

Under the VCSUA Subplan, each eligible participant is granted a number of basic stock units on the date the year end cash bonus would otherwise be paid to the participant equal to (i) the amount by which the participant's variable compensation is reduced as determined by the Compensation Committee of the Board of Directors of the Parent, divided by (ii) the fair market value of a share of the Parent's common stock on the date of grant. In addition, each participant is granted an additional number of matching stock units on the date of grant equal to 10% of the number of basic stock units granted. Basic stock units under the VCSUA Subplan that are time based typically vest in equal annual installments on each of the first, second and third anniversaries of the date of grant, if the participant remains continuously employed by the Company, and is in good standing on, each applicable vesting date. Time based matching stock units will vest 100% on the third anniversary of the date of grant, if the participant remains continuously employed by the Company through, and is in good standing on, such vesting date. Basic units under the VCSUA Subplan that are market based vest in equal installments on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90 day average of the Parent's common stock price preceding each of the vesting dates is greater than the 90 day average of the Parent's common stock price preceding the grant date. Matching stock units on market based awards will vest 100% on the fourth anniversary of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90 day average of the Parent's common stock

(Dollars in thousands, unless otherwise stated)

price preceding the vesting date is greater than the 90 day average of the Parent's common stock price preceding the grant date.

The Company has also issued to its executive officers basic stock units under the VCSUA that vest on each of the first, second, and third anniversaries of the date of grant based upon the level of the Parent's adjusted return-on-equity ("ROE") achieved for each of the three fiscal years, respectively, that ends immediately prior to the applicable vesting date (ROE-based restricted stock units). In addition to the ROE performance criteria being achieved, the participant must remain continuously employed by the Company through, and is in good standing on, each applicable vesting date. The number of basic ROE-based restricted basic stock units awarded will be earned in each of the three fiscal years in the performance period if the target ROE is achieved at 100% and may increase or decrease if the actual ROE achieved is above or below the target ROE. Employees that have received matching ROE-based restricted stock units will have those awards vest on the third anniversary of the date of grant based upon the average of the ROE achieved during the three-year period that ends immediately prior to the applicable vesting date. The number of matching ROE-based restricted stock units awarded will be earned if the target average ROE is achieved at 100% and may increase or decrease if the actual average ROE achieved is above or below the target average ROE. All vested stock units are settled in shares of Parent's common stock within 30 days after the date on which such stock units vest.

Employee Benefit Plans

All U.S. employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP"). The RSP applies to all eligible compensation up to the Internal Revenue Service annual maximum which was $265 during 2015. Since January 1, 2012, the Company matching contribution applies to 50% of voluntary employee contributions, on a maximum of 4% of eligible compensation per year.

The Parent also provides Company employees the opportunity to purchase Parent Company common stock under the ITG Employee Stock Purchase Plan ("ESPP"), an employee stock purchase plan qualified under Section 423 of the Internal Revenue Code. The ESPP allows all full-time employees to purchase the Parent's common stock at a 15% discount through automatic payroll deductions. In accordance with the provisions of ASC 718, the ESPP is compensatory.

(14) Related Party Transactions

The Company and its affiliate, Investment Technology Group International Limited ("ITG International") have engaged in a series of intercompany transactions. For such transactions, profits are allocated amongst the Company and ITG International to reflect each entity's relative contribution to the generation of these profits.

The Company has entered into a Brazilian Algorithm Technology License Agreement with ITG International. Under this agreement, the Company pays ITG International a license fee for the use of its algorithm technology in Brazil.

The Company provides certain securities trading services, administrative services, and the use of certain office space to an affiliate, AlterNet Securities, Inc. ("AlterNet"), pursuant to a Services Agreement. AlterNet reimburses the Company for all transaction processing costs related to AlterNet's securities transactions. At December 31, 2015, included in due from Parent and affiliates on the accompanying Consolidated Statement of Financial Condition was $593 of amounts due from AlterNet for these costs.

Pursuant to a Management and Administrative Services Agreement between the Company, the Parent and an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company provides management and administrative personnel services to assist ITGSSI in the conduct of its business.

Pursuant to an Intangible Property License Agreement with ITGSSI, the Company pays ITGSSI license fees for the use of its technology.

The Company has entered into an Agreement for Sharing Research and Development Costs with its affiliates, ITG Australia Holdings Pty. Ltd. ("ITG Australia") and ITG International, under which the cost to develop certain technological intangibles is shared.

The Parent records substantially all fixed assets, leasehold improvements and related accumulated depreciation and amortization on behalf of the Company. The Parent charges the Company for the amount of depreciation and amortization expense associated with fixed assets and leasehold improvements used by the Company.

The Parent has entered into lease agreements with third parties related to the office space used to conduct the business of the Company and its affiliate.

In the normal course of business, the Company disburses cash for purchases made by the Parent and other affiliates and reimburses Parent and affiliates for payments made on behalf of the Company including income taxes. This activity is included in due from Parent and affiliates and due to affiliates in the accompanying Consolidated Statement of Financial Condition.

The Company incurs transaction processing costs on behalf of an affiliate, ITG Canada Corp. ("ITGCC").

The Company and ITGCC have entered into a services agreement, in which ITGCC provides certain securities trading services and administrative services to the Company and the Company provides similar types of services to ITGCC.

The Company provides certain management services, administrative services, and the use of certain office space to an affiliate, ITG Global Production, Inc. ("ITGGPI"), pursuant to a Services Agreement.

The Company entered into a services agreement with ITGGPI, in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

The Company entered into a services agreement with ITG Platforms Inc. ("ITGP"), in which ITGP provides services to the Company in connection with broker connectivity.

The Company entered into a services agreement with ITGP, in which the Company provides the use of certain office space to ITGP.

The Company entered into a services agreement with ITG Derivatives, LLC ("ITGDER"), in which ITGDER provides services to the Company in connection with transaction processing.

The Company provides certain securities trading services and administrative services to ITGDER, pursuant to a Services Agreement.

The Company entered into a services agreement with ITGDER, in which ITGDER provides certain administrative services and the use of certain office space to the Company.

The Company entered into a distribution agreement with ITG Investment Research, Inc. ("ITGIR"), in which ITGIR provides financial investment research and permissions the rights to make available distributions to the Company's customers.

The Company entered into a services agreement with Investment Technology Group Europe Limited ("ITGEL"), in which ITGEL provides certain legal services, database administration services and administrative services to the Company, pursuant to a Services Agreement.

The Company provides certain securities trading services and administrative services to ITGEL, pursuant to a Services Agreement.

The Company borrowed on short term basis money from ITGEL.

The Company entered into a services agreement with ITG Hong Kong Limited ("ITGHK"), in which ITGHK provides certain trading services and administrative services to the Company, pursuant to a Services Agreement.

The Company provides certain securities trading services and administrative services to ITG Hong Kong Limited, pursuant to a Services Agreement.

The Company paid no cash dividends to the Parent during the year ended December 31, 2015.

(15) Commitments and Contingencies

The Company is not a party to any pending legal proceedings other than claims and lawsuits arising in the ordinary course of business, except (1) putative class action lawsuits and a derivative action have been filed with respect to the Parent and certain of its current and former executives in connection with the Parent's announcement of the SEC matter described in the following paragraph (and other related actions could be filed) and (2) the Parent's former President and Chief Executive Officer served a Demand for Arbitration upon the Parent in connection with the August 2015 termination of his employment.

On August 12, 2015, the Company and AlterNet, an affiliated broker-dealer, reached a final settlement with the staff of the Division of Enforcement of the SEC in connection with the SEC's investigation into a proprietary trading pilot operated within AlterNet for sixteen months in 2010 through mid-2011. The investigation was focused on customer disclosures, Form ATS regulatory filings and customer information controls relating to the pilot's trading activity, which included (a) crossing against sell-side clients in POSIT and (b) violations of the Company's policy and procedures by a former employee. These violations principally involved information breaches for a period of several months in 2010 regarding sell-side parent orders flowing into ITG's algorithms and executions by all customers in non-POSIT markets that were not otherwise available to ITG clients.

In connection with the announcement of the SEC investigation, two putative class action lawsuits were filed with respect to the Parent and certain of its current and former executives and have since been consolidated into a single action captioned *In re Investment Technology Group, Inc. Securities Litigation* before the U.S. District Court for the Southern District of New York. The complaint alleges, among other things, that the defendants made material misrepresentations or omitted to disclose material facts concerning, among other subjects, the matters that were the subject of the SEC settlement regarding AlterNet, and the SEC investigation that led to the SEC settlement. The complaint seeks an unspecified amount of damages under the federal securities laws.

On November 27, 2015, a purported shareholder of the Parent filed a shareholder derivative action captioned *Watterson v. Gasser et. al.* against eleven current or former officers and directors of the Parent in the Supreme Court for the State of New York. The Parent is named as a nominal defendant, and the plaintiff purports to seek recovery on its behalf. The complaint generally alleges that the individual defendants breached their fiduciary duties to the Parent in connection with the matters that were the subject of the SEC settlement regarding AlterNet.

In October 2015, the Parent's former President and Chief Executive Officer (the "Former CEO") filed a Demand for Arbitration before the American Arbitration Association against the Parent. The Former CEO's statement of claim alleges that the Parent breached his employment agreement with the Parent by terminating his employment for "cause", and further alleges that the Parent defamed him. The statement of claim seeks an award of damages and equity valued in the arbitration demand at $8.0 million, plus an additional $5.0 million in actual and punitive damages with respect to the defamation claim.

In addition, the Company is involved in ongoing investigations and other proceedings by government agencies and self-regulatory organizations regarding their businesses. Such investigations and other proceedings may result in judgments, settlements, fines, penalties, injunctions or other relief.

The Company and its Parent are unable to provide a reasonable estimate of any potential liability for ongoing investigations, lawsuits or other proceedings given the stage of such proceedings. The Company and its Parent believe, based on information currently available, that the outcome of ongoing investigations, lawsuits or other proceedings, individually or in the aggregate, will not likely have a material adverse effect on their consolidated financial position. In light of the inherent uncertainties of such proceedings, an adverse outcome of one or more of such proceedings may have a material impact on the results of operations for any particular period.

(16) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each customer.

The Company is a member of various U.S. exchanges and self-clears transactions with a clearing house for equities. Associated with the Company's memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the exchanges or the clearing house. While the rules governing different exchange or clearing house memberships vary, in general, the Company's obligations would arise only if the exchanges and clearing houses had previously exhausted other remedies. The maximum potential payout under these memberships cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing transactions such as bank loans. In the event the financing counterparty is unable to meet its contractual obligation to return customer securities pledged

(Dollars in thousands, unless otherwise stated)

as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring thc market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, securities owned at fair value, receivables from brokers, dealers and clearing organizations and receivables from customers. Cash and cash equivalents and securities owned, at fair value are deposited with high credit quality financial institutions.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

The Company may at times maintain inventories in equity securities on both a long and short basis primarily arising from client errors or accommodations. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

(17) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2015, the Company had net capital of $91,360 which was $90,360 in excess of required net capital of $1,000.

As of December 31, 2015, the Company had a $4,500 cash balance in a Special Reserve Bank Account for the exclusive benefit of customers under the Customer Protection Rule pursuant to SEC Rule 15c3-3, *Computation for Determination of Reserve Requirements* ("SEC Rule 15c3-3"), $2,800 cash balance in a Special Reserve

(Dollars in thousands, unless otherwise stated)

Bank Account for exclusive benefit of customers under the Exemptive Provision in paragraph (k) of Rule 15c3-3, and $2,500 cash balance in a Special Reserve Bank Account for the exclusive benefit of Brokers under a Proprietary Account for Broker-Dealers ("PAB") requirement.

Dividends or withdrawals of capital can not be made to the Parent from the Company if they are needed to comply with regulatory requirements.

(18) Subsequent Event

On January 29, 2016, the Company as borrower, and Parent Company as guarantor entered into a new $150 million 364-day revolving credit agreement (the "New Credit Agreement") with a syndicate of banks and JPMorgan Chase Bank, N.A., as Administrative Agent. The New Credit Agreement includes an accordion feature that allows for potential expansion of the facility up to $225 million. The terms and conditions of the New Credit Agreement are similar to the initial Credit Agreement that matured in January 2016, except that the unused commitment fee is 0.75% (see Note 11, *Borrowings*).



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
ITG Inc.:

In planning and performing our audit of the consolidated financial statements of ITG Inc. and Subsidiaries (the Company) (a wholly-owned subsidiary of Investment Technology Group, Inc.), as of and for the year ended December 31, 2015, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding certain regulated commodity customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer commodities positions and does not carry customer contracts of sale of any commodity for future delivery or perform custodian functions relating to such commodities or contracts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2016